Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following is an excerpt from the transcript of the September 12, 2018 Opening Keynote of Marcelo Claure, Executive Chairman of Sprint, from Sprint’s Mobile World Congress Americas 2018:

At Sprint, we’re looking to finalize our merger.

Most of you know Sprint is in the process of merging with T-Mobile. I’m frequently asked, ‘Why did it take you so long to pursue this merger?’ Especially when Sprint just announced record customer growth and record financial performance. And the answer is the same; it’s clear, it’s simple and it’s always the same … and it’s 5G. We waited until we could jointly announce that TOGETHER, we will build the world’s most advanced 5G network.

When this merger gets approved, the combined company will bring to America - and to the world - the best 5G network. Period. We will build the world’s most advanced mobile 5G network that will benefit not only consumers but will stimulate competition in the U.S. market.

I want to applaud the chairman of the FCC and Commissioner Carr, for all the efforts that they’re doing to reform the antiquated process in the U.S. that delays small cell deployment in the United States. The FCC draft order would control the cost and speed up the process for local government review of small cell deployments. And I urge that it be adopted. But even when the FCC order is adopted, the best way for the U.S. to deliver a broad, deep, world-leading 5G network is by allowing the merger of Sprint and T-Mobile to happen.

We’ve made a commitment the combined company is going to spend close to $40 billion over the next three years to build our nationwide 5G network. And this incredible network is not only going to be available to the U.S. consumer, but it’s going to be available to businesses all over America.

Like all good partnerships, we need each other: Sprint needs T-Mobile and T-Mobile needs Sprint. We hold a massive amount of mid-band, prime 2.5 GHz spectrum - more than 160 MHz! And T-Mobile has an enormous amount of 600 MHz spectrum. Together, we plan to create a network that’s going to have the highest capacity mobile network in the United States.

The combined company is going to generate speeds 15 times faster than what we see today, and customers are going to experience speeds that are 100 times faster than with 4G LTE employed in the United States.

And this incredible network is not only going to be available in urban areas; we also plan to cover all corners of the U.S.

The combined company will have the speed and capacity to substitute in many cases in-home broadband in many areas, including in rural America where many cases there are few or no options. In fact, I don’t know if you know but more than half of Americans have only one choice for wireless or broadband or cable. With the new company, millions of Americans in rural communities will notice more aggressive competition.

We’re also going to expand coverage, improve signal coverage and bring amazing mobile capacity all over the United States. We plan to cover the entire country. We will back our commitment to serve rural America with at least 600 new retail stores. We will grow five customer service centers in rural America and 12,000 new employees on the ground to serve rural areas and small towns. Those are communities that need us the most. We will cover all of America, with support from our partners we have all over rural America.

And, more importantly, we will deliver lower prices. Yes, you heard me right. In addition to offering unprecedented service, we’ve made a commitment that we’re going to lower the prices for American consumers. And the reason why we can make a commitment is because our new 5G network is going to have over six times the capacity.

In order to increase our market share, we plan to lower prices in order to help customers from Verizon, AT&T, Comcast and Charter to join the new company. It’s like building a superhighway. Once you’ve built it, you have to fill the capacity.

But what excites me most about this merger is that we are going to create thousands of new jobs. Unlike most mergers that destroy jobs, in this case there’s going to be more jobs created on Day 1 than either company alone.

And these jobs are going to be everywhere. There will be thousands of new engineers and construction workers building our 5G network. There will be thousands of new employees as we continue in the federal and business segments. More jobs as we open stores across rural America and add coverage in many places. And we plan to open customer care centers and bring jobs from overseas back to America.

And apart from the jobs that we are going to create, as you heard from CTIA, just the industry alone is expected to spend over $275 billion and bring 3 million new U.S. jobs and $500 billion to the American economy, making this the greatest economic stimulus of all time.

I want to take you back to 1998 - when America lost the 3G war. Being a nation of fighters, we didn’t want to let this happen again. So American carriers spent hundreds of billions of dollars in building 4G LTE networks. We knew that 4G would be big, but I don’t think anybody had an idea that we were going to create the app revolution.

Because of the high quality of American networks, we have helped create the world’s most valuable companies. The majority of the world’s most valuable companies today are companies that leverage the network that we built: It’s Facebook, it’s Uber, it’s Instagram, for example. All of these companies would never thrive if we didn’t build the high-quality 4G networks that this industry built.

It’s fair to say that the leadership in America’s past has contributed trillions of dollars to the American economy. And global leaders such as Apple, Facebook, Alphabet, Amazon and Netflix, they adapted their businesses and their growth exploded, making an incredible economic impact – all because of 4G!

That’s why we need to wake up – and America can’t afford to lose its leadership in 5G. 4G contributed trillions of dollars to the value of the U.S. economy. And this is why this country, we cannot afford to lose the leadership position that we have attained with 4G. The incredible economic impact has awakened some countries. You’ve seen countries like China and South Korea are fighting real hard for the race to 5G.

The next generation of innovation, job creation and economic development is at stake. In fact, some media analysts predict today that the U.S. is losing the race. Bloomberg recently reported that the Chinese government is considering merging the #2 and #3 telecom operators in China.

I want to be very clear: The only way the U.S. remains the leader in 5G is by allowing Sprint and T-Mobile to merge. Because the combined company is the only U.S. player that has the necessary spectrum assets and the financial strength to build the world’s leading 5G network and allow the U.S. to continue its leadership position.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following communication was made available by Sprint News on Twitter:

Tweet: “#MWCA18: @Sprint upgrades its #MagicBox for faster speeds” via @ZDNet [More Info: sprint.co/2JD5egi ]

https://www.zdnet.com/article/mwca-sprint-upgrades-its-magic-box-for-faster-speeds/

MWCA: Sprint upgrades its Magic Box for faster speeds

Sprint’s third-gen Magic Box is smaller and enables speeds 25 percent faster than the previous iteration.

By Corinne Reichert | September 12, 2018 — 18:36 GMT (11:36 PDT) | Topic: Mobility

Sprint has announced an upgrade of its Magic Box, with an improved antenna for 25 percent faster speeds than the previous device.

The Sprint Magic Box Generation 3, which will become available later this year, also has a faster start-up process and is smaller, allowing users to plug it in anywhere rather than directly in a window.

The box utilises 4x4 Multiple-Input Multiple-Output (4x4 MIMO) and 256 quadrature amplitude moderation (256 QAM) technologies for faster speeds and higher reliability, along with three-carrier aggregation across Sprint’s licensed spectrum.

“The newest Sprint Magic Box is a free-standing unit that dramatically improves data coverage and increases download speeds on average by 250 percent to provide nearby Sprint customers a better data and customer experience overall,” the company said on Wednesday during Mobile World Congress Americas (MWCA) in Los Angeles.

“A single device covers an average-sized small business, extends data coverage to benefit Sprint customers in nearby buildings, and improves street-level network performance.”

The device, manufactured by Airspan Networks, can be self-installed within minutes and now also includes Wi-Fi backhaul, two USB ports, a colour screen, and an Ethernet port.

According to Sprint CTO Dr John Saw, the new Magic Boxes utilise the carrier’s 2.5GHz spectrum holdings.

During the quarter to June 30, Sprint had reported distributing more than 65,000 Magic Boxes for a total of over 260,000 across the nation.

Sprint had earlier this week also announced a demonstration of 5G Massive MIMO technology across its 2.5GHz spectrum ahead of a 5G deployment in the first half of next year.

The 5G NR connection utilised Nokia’s commercial AirScale Base Station and Massive MIMO Active Antenna, and a 5G test device emulator to deliver peak downlink throughput of 3Gbps across 5G and LTE simultaneously.

“Sprint has long collaborated with Nokia on its Massive MIMO and 5G innovations ... because of our large spectrum holdings, Sprint is one of the only operators in the world with enough capacity to operate LTE and 5G simultaneously using Massive MIMO and huge licensed channels of 100MHz of spectrum on the same radios,” Saw said.

Saw told ZDNet during MWC Barcelona in February that his carrier has the best 5G spectrum, with Sprint choosing its initial six 5G markets of Los Angeles, Washington DC, Atlanta, Chicago, Dallas, and Houston due to their high traffic and its spectrum holdings.

Sprint in May added New York City, Phoenix, and Kansas City to its 5G rollout roadmap.

T-Mobile, which Sprint is aiming to merge with next year, earlier this week announced a $3.5 billion deal with Nokia rival Ericsson to deliver its 5G networks, meanwhile.

T-Mobile CTO Neville Ray told ZDNet during MWC that his carrier’s 5G deployment across 30 cities this year — Los Angeles, New York, Las Vegas, and Dallas are to have the service by 2019 — is “moving well”, with the 600MHz LTE rollout beginning last year and much of the hardware being 5G NR capable.

Ookla claimed in a recent report that the T-Mobile merger with Sprint “could result in an unmatched network in the face of 5G”.

This week, however, the Federal Communications Commission told Sprint and T-Mobile that it needs more time to review their planned merger.

The federal regulatory agency published a letter saying that it is pausing its informal, 180-day “transaction shot clock” in order to review newly submitted materials from the companies.

Sprint is also working with LG on a 5G smartphone for the first half of 2019, and with Ericsson on building a virtualised core Internet of Things (IoT) network and operating system.

The following communication was made available by John Saw, Chief Technology Officer of Sprint, on Twitter:

Tweet: Great work on the new @Sprint #MagicBox from the #SprintNetwork team. And great story from @ZDNet, too! #MWCA18

https://www.zdnet.com/article/mwca-sprint-upgrades-its-magic-box-for-faster-speeds/

The following communication was made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Tweet: That’s right, @ZDnet. The new @Sprint #MagicBox is even faster and more powerful to improve data coverage & download speeds. [Key Info: sprint.co/2JD5egi] zd.net/2xcwoWC

https://www.zdnet.com/article/mwca-sprint-upgrades-its-magic-box-for-faster-speeds/

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.